SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-23671

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

For Period Ended:  August 4, 2001

[  ] Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                -----------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                         PART I. REGISTRANT INFORMATION

Full Name of registrant:  Weiner's Stores, Inc.

Former name if applicable:

Address of principal executive office:      6005 Westview Drive
                                            Houston, TX 77055



                        PART II. RULES 12b-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c)          The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

        Weiner's Stores, Inc. (the "Company") has been unable to complete its Quarterly Report on Form 10-Q because during the quarter covered by the Quarterly Report, the Board of Directors of the Company approved the liquidation of the Company, which had previously filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code on October 16, 2000. In the process of preparing the financial statements required to be included in the Quarterly Report, the Company was advised that, as a result of its liquidation proceedings, its financial statements should be prepared under the liquidation basis of accounting. The transition from a going concern basis of accounting to the liquidation basis of accounting has not yet been completed. In addition, due to the Company's bankruptcy and in particular the current liquidation proceedings, including the termination of certain employees in connection with the liquidation of the Company's assets, the Company's management has been required to oversee and manage a large number of activities and matters outside


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the normal course of business with increasingly limited resources, which has resulted in delays beyond the Company's reasonable control. However, the Company will be in a position to report its financial statements under the liquidation basis of accounting within five calendar days after the Quarterly Report's prescribed due date. Accordingly, the Company's Quarterly Report on Form 10-Q will be filed on or before Monday, September 24, 2001.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                                Michael S. Marcus
                             (713) 688-1331 ext. 319

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See below.)

        The Company anticipates a significant change in its results of operations from the corresponding period from the last fiscal year as a result of its intervening bankruptcy filing and liquidation proceedings; however, the Company is unable to quantify or make a reasonable estimate of such change in its results of operations until it completes its financial statements under the liquidation basis of accounting, as described in response to Part III above.

         Weiner's Stores, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 18, 2001      By: /s/ Michael S. Marcus
                                  ---------------------------------------------
                                   Michael S. Marcus
                                   Vice President, Chief Financial Officer,
                                   Treasurer and Secretary





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